Exhibit 95

Mine Safety Disclosures

This exhibit contains certain specified disclosures regarding mine safety required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K. Certain of our subsidiaries have permits for surface mining operations that are incidental to excavation work for landfill development.

During the year ended December 31, 2011, we did not receive any of the following: (a) a citation from the U.S. Mine Safety and Health Administration (“MSHA”) for a violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”); (b) an order issued under section 104(a) of the Mine Safety Act; (c) a citation or order for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Safety Act; (d) a flagrant violation under section 110(b)(2) of the Mine Safety Act; or (e) an imminent danger order under section 107(a) of the Mine Safety Act. Waste Management of Hawaii, Inc. was assessed a penalty of $100 by the MSHA in connection with the requirement to file quarterly reports with the MSHA for the mine located at our West Hawaii Landfill.

In addition, during the year ended December 31, 2011, we had no mining-related fatalities, we had no pending legal actions before the Federal Mine Safety and Health Review Commission involving a coal or other mine, and we did not receive any written notice from the MSHA involving a pattern of violations, or the potential to have such a pattern, of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Mine Safety Act.